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Via EDGAR

Mr. Tom Kluck
Legal Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

June 5, 2017

Re:                             JBG SMITH Properties
Amendment No. 2 to Registration Statement on Form 10-12B
Filed May 15, 2017
File No. 001-37994

Dear Mr. Kluck:

On behalf of our client, JBG SMITH Properties, a real estate investment trust organized in the State of Maryland (the “Company” or “JBG SMITH”), which is currently a wholly owned subsidiary of Vornado Realty Trust (“Vornado”), set forth below is the Company’s response to comment 3 of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided in your letter, dated June 1, 2017 (the “Comment Letter”), with respect to the filing referenced above. As discussed with the Staff, at this time the Company is submitting only its response to comment 3, and the Company will respond on or about June 9, 2017 to the remaining comments set forth in the Comment Letter by filing its response electronically via the EDGAR system, which response will be accompanied by Amendment No. 3 to the Registration Statement on Form 10-12B (File No. 001-37994).

This letter is being filed electronically via the EDGAR system.

For the Staff’s convenience, the text of the Staff’s comment 3 is set forth below in bold, followed by the Company’s response. Unless otherwise specified, all references to page numbers and captions in the Company’s responses below correspond to the pages of the preliminary information statement filed as Exhibit 99.1 to Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form 10-12B (File No. 001-37994) filed on May 15, 2017. Terms not otherwise defined in this letter have the meaning set forth in Amendment No. 2.

Summary NOI Table, page 171

3.              We note your response to prior comment 11. To the extent you wish to continue to disclose annualized NOI, please revise your filing to include the required disclosures outlined in item 10(b) of Regulation S-K pertaining to projections and forecasts. Your revised disclosure should also be presented in accordance with the AICPA’s Guide, Prospective Financial Information. We may have further comment.

Company’s Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not believe that the presentation of annualized NOI constitutes a projection or forecast of its financial performance within the meaning of Item 10(b) of Regulation S-K. In particular, the Company notes that annualized NOI is simply the Company’s NOI from the first quarter of 2017 multiplied by four, and does not include assumptions for the next nine months regarding rental income, tenant expense recoveries, other operating revenue and operating expenses associated with our properties, all of which would be required to derive a financial projection. The Company has therefore concluded that annualized NOI is not a projection but rather a metric calculated based on current period results. Nonetheless, the Company will revise footnote 2 in each of the Summary NOI Tables to read as follows with respect to Annualized NOI:

Represents NOI multiplied by four. Annualized NOI is not a projection or forecast of JBG SMITH’s future performance. Management believes Annualized NOI provides useful information in understanding JBG SMITH’s financial performance over a period of 12 months. There can be no assurance that the Annualized NOI shown will reflect, and investors should not rely on Annualized NOI as a projection or forecast of, JBG SMITH’s actual results of operations over any 12-month period.

If you have any questions regarding the foregoing, or would like to discuss further any of the matters raised in this response letter, please feel free to contact the undersigned at (212) 558-4940.

Sincerely,

By:	/s/ William G. Farrar
William G. Farrar

cc:                                Joseph Macnow
Alan J. Rice
Stephen W. Theriot
(Vornado Realty Trust)

W. Matthew Kelly
Steven Museles
(The JBG Companies®)

David W. Bonser
Abigail C. Smith
(Hogan Lovells US LLP)